UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Closing of Acquisition of Tanbreez Stage 2 Interest

As previously disclosed, Critical Metals Corp. (the “Company”) entered into an amended and restated Heads of Agreement (as amended, the “Heads of Agreement”) with Rimbal Pty. Ltd. (“Rimbal”) in July 2024, which was amended in September 2025. Pursuant to the Heads of Agreement, the Company held a 42% ownership interest in Tanbreez Mining Greenland A/S (“Tanbreez”) immediately prior to the Stage 2 Closing (as defined below). The Heads of Agreement provided that, upon approval from the Greenlandic Mineral Resources Authority (the “Greenland MRA”) of Rimbal’s transfer of Tanbreez to the Company, the Company was obligated to increase its ownership interest in Tanbreez from 42% to 92.5% (the “Stage 2 Interest”) in exchange for the issuance of 14,500,000 ordinary shares, par value $0.001 per share, of the Company (“Ordinary Shares”) to Rimbal. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company’s largest shareholder, European Lithium Limited.

On April 29, 2026, the Company and Rimbal completed the issuance of the Stage 2 Interest and the other closing procedures contained within the Heads of Agreement (the “Stage 2 Closing”). The Ordinary Shares were issued to Rimbal in a private placement exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”), in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act. The Company is obligated under the Heads of Agreement to file a registration statement for the resale of the Ordinary Shares issued to Rimbal.

On April 30, 2026, the company issued a press release announcing the Stage 2 Closing. A copy of the press release is furnished as Exhibit 99.1 herewith.

Incorporation by Reference

The information contained in this Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statements registration statements on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-1 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Critical Metals Corp., dated as of April 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: May 1, 2026

3